Crestwood Equity Partners LP

Crestwood Midstream Partners LP

700 Louisiana Street, Suite 2550

Houston, Texas 77002

August 24, 2015

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Crestwood Equity Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Response dated August 14, 2015
File No. 001-34664

Crestwood Midstream Partners LP
Form 10-K for the Fiscal Year Ended December 31, 2014
Response dated August 14, 2015
File No. 001-35377

Ladies and Gentlemen:

Set forth below are the responses of Crestwood Equity Partners LP and Crestwood Midstream Partners LP (the “Companies,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 19, 2015, with respect to Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 001-34664, filed with the Commission on March 2, 2015 (the “Crestwood Equity 10-K”) and Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 001-35377, filed with the Commission on March 2, 2015 (the “Crestwood Midstream 10-K”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.	As previously requested, please provide a written statement from Crestwood Equity and Crestwood Midstream acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

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•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: We acknowledge the Staff’s comment and have provided the requested written statement at the end of this response letter.

Crestwood Equity Partners LP

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 57

2.	We note your response to comment 2. Please revise future filings to include the substance of your response in order to explain why this adjustment provides useful information to investors regarding your financial condition and results of operations as required by Item 10(e)(1)(i) of Regulation S-K. Please ensure your disclosure specifies why certain gains and losses are excluded or included as opposed to others.

RESPONSE: We acknowledge the Staff’s comment and will revise future filings to include the substance of our response as requested and will ensure that our disclosure specifies why certain gains and losses are excluded or included as opposed to others.

Item 15. Exhibits, Financial Statement Schedules

Notes to Consolidated Financial Statements

Note 6 – Investments in Unconsolidated Affiliates

Tres Palacios Holdings LLC, page 125

3.	After reviewing your response to comment 8, please tell us whether Tres Holdings is treated as a corporation or a partnership for the purposes of applying the guidance in ASC 810. Additionally, in your response, please provide us with your variable interest entity analysis under ASC 810 as it relates to Tres Holdings, including your consideration of ASC 810-10-15-17(d)(3). Please be detailed in your response.

RESPONSE: Tres Holdings is treated as a partnership for the purposes of applying the guidance in ASC 810. ASC 810-20-15-3(a) states that “Limited partnerships or similar entities (such as limited liability companies that have governing provisions that are the functional equivalent of a limited partnership)…” We believe Tres Holdings is a limited liability company that has governing provisions that are the functional equivalent of a partnership, especially in light of the fact that (i) the members of Tres Holdings are taxed on their respective shares of the LLC’s earnings; (ii) the LLC members cannot voluntarily withdraw from the LLC; and (iii) each

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of LLC members has a specific ownership account maintained for them. We further acknowledge that in our previous letter dated August 14, 2015, we should have stated that because Crestwood Midstream owns more than 3-5% of the LLC interests of Tres Holdings, it has the ability to significantly influence the operations of Tres Holdings and accordingly should apply the equity method of accounting for its investment in Tres Holdings under ASC 323.

We determined that Tres Holdings was not a Variable Interest Entity (“VIE”) under ASC 810. ASC 810-10-15-17(d) states:

A legal entity that is deemed to be a business need not be evaluated by a reporting entity to determine if the legal entity is a VIE under the requirements of the Variable Interest Entities Subsection unless any of the following conditions exist: (1) The reporting entity, its related parties or both participated significantly in the design or redesign of the legal entity. However, this condition does not apply if the legal entity is an operating joint venture under joint control of the reporting entity and one or more independent parties or a franchisee; (2) The legal entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting entity and its related parties; (3) The reporting entity and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the legal entity based on an analysis of the fair values of the interests in the legal entity; or (4) The activities of the legal entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

ASC 805 defines a business as “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants.” Tres Holdings is considered a business because, through its wholly-owned subsidiary Tres Palacios Gas Storage LLC, it has inputs (i.e. gas injections to store at the underlying facility), a process to provide services to its customers to take the gas inputs and use its pipelines and other facilities to storage the gas in its natural gas caverns, and contracts with its customers to provide a return to Tres Holdings’ owners.

Because Tres Holdings is a business, we analyzed provisions (1) through (4) of ASC 810-10-15-17 as follows:

(1)

While Crestwood Midstream and Brookfield participated in the design of the legal entity, Tres Holdings, as described in our previous letter dated August 14, 2015, both Crestwood Midstream and Brookfield have substantive noncontrolling participating rights governed by the LLC agreement for Tres Holdings that require the unanimous consent of both of the parties to approve (i) the annual operating and capital budgets of Tres Holdings; (ii) any contract for the sale or procurement of goods or services in excess of $1 million not included in those budgets; (iii) incurring any debt in excess of $1 million; and (iv) selecting, terminating and setting the compensation of the operator that is responsible for implementing the company’s policies and procedures. We concluded that these rights provide Crestwood Midstream and Brookfield the ability to exercise joint control over all major decisions for Tres Holdings through

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their equity investments. We further noted that the operator does not have substantive rights beyond those delegated to it through the approval by Crestwood Midstream and Brookfield on items (i) through (iv) above. We believe that Tres Holdings is considered an operating joint venture given the nature of this joint control.

(2)	Substantially all of the activities of Tres Holdings are not conducted on Crestwood Midstream’s or Brookfield’s behalf. Brookfield has a storage agreement with Tres Holdings under which it can store up to 15 Bcf of natural gas in Tres Holdings’ storage facility out of the 38.4 Bcf of storage capacity at the facility. The remaining 23 Bcf of storage capacity is available to provide storage services to unaffiliated third party customers.

(3)	Crestwood Midstream holds a 50.01% economic interest in Tres Holdings for which it paid $66,386,242 and Brookfield holds a 49.99% economic interest in Tres Holdings for which it paid $66,385,688. We assessed the amounts paid as being the fair values of their respective interests. Tres Holdings does not have any subordinated debt or other forms of subordinated financial support outside of these economic interests. Although Crestwood Midstream paid approximately $550.00 more than Brookfield for their economic interest, we viewed this as de minimus and concluded that Crestwood Midstream did not effectively provide more than half of the total of the equity, subordinated debt and other forms of subordinated financial support to Tres Holdings. We believe that de minimus nature of this difference is further supported by the equal joint control that Crestwood Midstream and Brookfield share over the substantive approval rights described in (1) above, which serves to overcome any assumption of control that the de minimum ownership interest difference may indicate.

(4)	Tres Holdings’ activities are not primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

Based on the analysis above, we concluded that Tres Holdings was not required to be evaluated to determine if it was a VIE under ASC 810.

However, for analysis purposes, we further evaluated the provisions of ASC 810-10-15-14 as if Tres Holdings did not qualify for the scope exception under ASC 810-10-15-17. Under that analysis, we considered the following characteristics detailed under ASC 810-10-15-14(a) through (c) to determine if Tres Holdings has the characteristics of a VIE:

a.

“The total equity investment at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by an parties, including equity holders.” Tres Holdings was initially formed with approximately $130 million of equity at risk through the initial investments of Crestwood Midstream and Brookfield, and all 50.01% and 49.99% of all future income and losses of Tres Holdings are borne by Crestwood Midstream and Brookfield, respectively. We do not have any anticipated significant capital expansions of the facility planned in the future, and we currently anticipate that Tres

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Holdings will generate between $10 million and $20 million of cash flow over each of the next five years. We further note that Tres Holdings had approximately $210 million of total consolidated assets at December 31, 2014. Thus, we believe that the $130 million of equity at risk is sufficient to absorb any future capital needs or expected losses of Tres Holdings without additional subordinated financial support.

b.	“As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest: (1) The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity…legal entities that are not controlled by the holder of a majority voting interest because of noncontrolling shareholder veto rights…are not VIEs if the shareholders as a group have the power to control the entity…; (2) The obligation to absorb the expected losses of the legal entity; (3) The right to receive the expected residual returns of the legal entity.” As described above, Crestwood Midstream and Brookfield have the power through their joint voting rights provided in the LLC Agreement to direct the ordinary-course business activities of Tres Holdings that most significantly impact Tres Holdings’ economic performance. In addition, Crestwood Midstream and Brookfield have both the obligation to absorb Tres Holdings’ expected losses and the right to receive Tres Holdings’ expected residual returns, with no substantive restrictions (e.g. no guaranteed returns or caps of returns exist) on either party’s obligations or rights to do so.

c.	“The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present: (1) The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both; and (2) Substantially all of the legal entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.” As described above, both Crestwood Midstream and Brookfield have substantive voting rights. Crestwood Midstream and Brookfield have joint control over Tres Holdings. Further, substantially all of the activities of Tres Holdings are not conducted on Crestwood Midstream’s behalf.

Therefore, we do not believe Tres Holdings is a VIE. We also believe that Tres Holdings should not be consolidated by Crestwood Midstream because Crestwood Midstream does not have the power to direct the activities that most significantly impact Tres Holdings, as described in our previous letter dated August 14, 2015.

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In connection with responding to the Staff’s comments, we acknowledge that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Steven Dougherty, our Chief Accounting Officer, at (832) 519-2215 or Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

CRESTWOOD EQUITY PARTNERS LP
By: CRESTWOOD EQUITY GP LLC
(its general partner)

By:	/s/ Robert G. Phillips
Name:	Robert G. Phillips
Title:	Chief Executive Officer

CRESTWOOD MIDSTREAM PARTNERS LP
By: CRESTWOOD MIDSTREAM GP LLC
(its general partner)

By:	/s/ Robert G. Phillips
Name:	Robert G. Phillips
Title:	Chief Executive Officer

cc:	Gillian A. Hobson (Vinson & Elkins L.L.P.)